EXHIBIT 11.1 STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS
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                                           Three Months         Nine Months
                                        Ended September   Ended September 30,
                                                   30,
(in thousands)                          1997       1998    1997        1998
   Net income (basic)                    4,844     10,613    11,431  22,687
   Interest expense on 7% Convertible
   Notes net of tax effect                 597        183       597     979
   Net income (diluted)                  5,441     10,796    12,028  23,666

   Weighted average shares
       outstanding (basic)              14,189     19,198    16,070  17,737
   Incremental shares related to stock     726        844       677     894
options
   Incremental shares related to 7%
Convertible Notes                        6,234      2,202     2,078   3,512
   Weighted average shares outstanding  21,149     22,244    18,825  22,143
(diluted)

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